SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Brookfield Property Partners L.P.
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

BMG162491077
(ISIN Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No.	BMG162491077

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiary Manulife Asset Management Limited
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

ISIN No.	BMG162491077

1	NAME OF REPORTING PERSON Manulife Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

11,765,784

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

11,765,784

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,765,784
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.50%

12	TYPE OF REPORTING PERSON*

FI

*SEE INSTRUCTIONS

Item 1(a)		Name of Issuer:
Brookfield Property Partners L.P

Item 1(b)		Address of Issuer's Principal Executive Offices: 73 Front Street Hamilton, D0 HM 12 Bermuda

Item 2(a)		Name of Person Filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary Manulife Asset Management Limited (“MAML”).

Item 2(b)		Address of Principal Business Office: The principal business offices of MFC and MAML are located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

Item 2(c)		Citizenship: MFC and MAML are organized and exists under the laws of Canada.

Item 2(d)		Title of Class of Securities: Limited Partnership Units

Item 2(e)		ISIN Number: BMG162491077

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	MAML:	(j) (X)	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4		Ownership:

(a) Amount Beneficially Owned: MAML has beneficial ownership of 11,765,784 shares of Limited Partnership Units. Through its parent-subsidiary relationship to MAML, MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 261,486,211 units outstanding as of December 31, 2015 reported in the Company’s Annual Report, MAML held 4.50%.

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: MAML has sole power to vote or to direct the voting of the shares of Limited Partnership Units beneficially owned.

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: MAML has sole power to dispose or to direct the disposition of the shares of Limited Partnership Units beneficially owned.

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5

Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to MAML, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 9, 2017	Title:	Agent*

Manulife Asset Management Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation and Manulife Asset Management Limited agree that the Schedule 13G (Amendment No. 2) to which this Agreement is attached, relating to the Limited Partnership Units of Brookfield Property Partners L.P., is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Graham A. Miller
	Name:	Graham A. Miller
Dated: February 9, 2017	Title:	Agent*

Manulife Asset Management Limited

	By:	/s/ Warren Rudick
	Name:	Warren Rudick
Dated: February 9, 2017	Title:	General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated June 10, 2014 included as Exhibit A to Schedule 13F- NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on August 27, 2014.